Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Current Report on Form 8-K dated August 13, 2009 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is August 17, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 13, 2009 (August 12, 2009)
Global Telecom & Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102

(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500

(Former Name or Former Address, if Changed Since
Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition
On August 12, 2009, Global Telecom & Technology, Inc. issued a press release relating to, among other things, second quarter 2009 financial results. This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.
The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits
(d)	Exhibits

Exhibit
Number	Description

99.1	Press Release dated August 12, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 13, 2009

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated August 12, 2009.

Exhibit 99.1
Global Telecom & Technology Reports Second Quarter 2009 Results
Company Achieves Record Profitability as Adjusted EBITDA Exceeds $1 Million
MCLEAN, Va.—(BUSINESS WIRE)—August 12, 2009—Global Telecom & Technology, Inc. (“GTT”), (OTCBB: GTLT), a leading global network integrator that provides its clients with a broad portfolio of wide-area network and mobility services, announced today results for the second quarter ended June 30, 2009.
•	Revenue grew sequentially to $16.1 million as compared to $15.7 million for the first quarter 2009. Revenue declined as compared to $17.3 million in the second quarter of 2008 due to the substantial weakening of the Euro and British Pound Sterling to the U.S. Dollar since last year. Absent currency translation impacts, revenue recorded in local currency for second quarter 2009 grew in comparison to the second quarter 2008.

•	Gross margin increased sequentially to 29.1 percent as compared to 27.0 percent in the previous quarter, and declined slightly year over year from 30.1 percent in 2008.

•	As a percentage of revenue, selling, general and administrative (“SG&A”) expense, excluding non-cash compensation, was sequentially flat at 22.5 percent for the quarter, but decreased significantly when compared to 27.7 percent in the second quarter 2008.

•	Adjusted Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”)* increased 47 percent sequentially to $1.1 million in the second quarter 2009, and increased 150 percent year over year when compared to $0.4 million in 2008.

*	See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.
“We are very proud to have reached two significant milestones, both of which demonstrate sustained profitability. We surpassed $1 million in Adjusted EBITDA for a quarter, and we generated positive operating and net income for the first half of 2009,” stated Richard D. Calder, Jr., president and chief executive officer. “GTT excels in combining multiple networks and technologies to deliver cost-effective solutions for our clients’ unique requirements, and we recently announced several new client wins, including Vantage, Pilkington, WINC, and RWT Telecom.”
“With very modest capital expenditures for the quarter and year-to-date, our adjusted EBITDA tightly correlates to cash generation, which we have used to continually strengthen our working capital,” said Eric A. Swank, chief financial officer. “With our strengthening balance sheet, eight-quarter history of positive adjusted EBITDA, and global sales and operating platform, we believe GTT is well positioned to grow both organically and otherwise.”
Conference Call Information
GTT will discuss its results on its quarterly conference call scheduled for Thursday, August 13, at 8:30 a.m. Eastern Time (5:30 a.m. PT). To hear the conference call live, interested parties may dial 1.888.378.0320 or +1.719.325.2443 and enter passcode 6240690. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 6240690. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.
About GTT
GTT is a global network integrator that provides its clients with a broad portfolio of wide-area network and wireless mobility services. With over 800 worldwide supplier relationships, GTT combines multiple networks and technologies to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances client performance through our proprietary systems, comprehensive project management, and 24x7 operations support.
Headquartered just outside Washington, D.C. in McLean, Virginia, with offices in London and Dusseldorf, GTT provides service to more than 300 enterprise, government, and carrier clients in over 70 countries, worldwide. For more information visit the GTT website at www.gt-t.net.
Forward-Looking Statements
This release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of Global Telecom & Technology, Inc., with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, Global Telecom & Technology, Inc., which we refer to as “we”, “us” or “our” and in some cases, “GTT” or the “Company”, also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission (“SEC”), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT’s actual results to differ materially from these forward-looking statements include, but are not limited to, the following: our ability to obtain capital; our ability to develop and market new products and services that meet customer demands and generate acceptable margins; our reliance on several large customers; our ability to negotiate and enter into acceptable contract terms with our suppliers; our ability to attract and retain qualified management and other personnel; competition in the industry in which we do business; failure of the third-party communications networks on which we depend; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged; our ability to maintain our databases, management systems and other intellectual property; our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service; technological developments and changes in the industry; our ability to complete acquisitions or divestures and to integrate any business or operation acquired; our ability to overcome significant operating losses; and general economic conditions. Additional information concerning these and other important factors can be found under the heading “Risk Factors” in GTT’s annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	June 30, 2009	December 31, 2008
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$4,678	$5,786
Accounts receivable, net	9,094	8,687
Deferred contract costs	1,018	1,226
Prepaid expenses and other current assets	752	853

	15,542	16,552

Total current assets
Property and equipment, net	1,119	1,302
Intangible assets, net	3,383	4,051
Other assets	401	692
Goodwill	22,000	22,000

Total assets	$42,445	$44,597

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,030	$11,931
Accrued expenses and other current liabilities	7,242	6,654
Deferred revenue	3,978	3,961

Total current liabilities	20,250	22,546

Long-term debt	8,796	8,796
Deferred revenue and other long-term liabilities	1,579	1,126

Total liabilities	30,625	32,468

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 15,357,826 and 14,942,840 shares issued and outstanding	2	1
Additional paid-in capital	57,879	57,584
Accumulated deficit	(45,678)	(45,954)
Accumulated other comprehensive income	(383)	498

Total stockholders’ equity	11,820	12,129

Total liabilities and stockholders’ equity	$42,445	$44,597

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenue:
Telecommunications services sold	$16,116	$17,270	$31,858	$33,559

Operating expenses:
Cost of telecommunications services provided	11,432	12,065	22,924	23,634
Selling, general and administrative expense	3,754	4,944	7,449	9,713
Depreciation and amortization	459	690	904	1,377

Total operating expenses	15,645	17,699	31,277	34,724

Operating income (loss)	471	(429)	581	(1,165)

Other income (expense):
Interest expense, net	(219)	(189)	(432)	(399)
Other income, net	76	(6)	107	1

Total other income (expense)	(143)	(195)	(325)	(398)

Loss before income taxes	328	(624)	256	(1,563)

Benefit from income taxes	(64)	(121)	(20)	(455)

Net income (loss)	$392	$(503)	$276	$(1,108)

Earnings (loss) per share:
Basic	$0.03	$(0.03)	$0.02	$(0.08)
Diluted	$0.03	$(0.03)	$0.02	$(0.08)

Weighted average shares:
Basic	15,340,230	14,930,388	15,178,805	14,772,295
Diluted	15,535,402	14,930,388	15,280,551	14,772,295

ANNEX A: Non-GAAP Financial Information
Adjusted EBITDA
Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.
In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
The following is a reconciliation of Adjusted EBITDA to operating loss (in thousands):

	For the three months ended		For the six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Operating income (loss)	$471	$(429)	$581	$(1,165)
Depreciation and amortization	459	690	904	1,377
Non-cash compensation	129	163	295	362

Adjusted EBITDA	$1,059	$424	$1,780	$574

CONTACT:
Global Telecom & Technology, Inc.
Media Contact:
JD Darby, +1-703-442-5530
jd.darby@gt-t.net
or
Investor Contact:
Eric Swank, +1-703-442-5529
eric.swank@gt-t.net